Exhibit 9.11.3

       1. Subsequent to March 31, 1997, MainStreet purchased the practice of L. Lanier Allen which included assets, etc. Subsequent to that date, the parties agreed to rescind the relationship. It has been agreed that Dr. Allen would return his 8,000 shares of Class A common stock and MainStreet would pay Dr. Allen approximately $20,000.00 and surrender all assets of the Thomaston practice inclusive of Accounts Receivable of $25,949 (gross) $19,037 (net).



       2. With respect to the termination of the Adel/Thomaston practice, Dr. Dennis Thomas is no longer an employee of MainStreet and MainStreet has transferred to Dr. Thomas the following:

            1. Adel Receivables equal to $130,404 (gross) $18,982 (net);
            2. Adel Fixed Assets equal to $5,000; and
            3. Valdosta Receivables equal to $45,724 (gross) $5,293 (net).

       The note to Dr. Thomas for $50,000 was cancelled and he is to turn over his 20,000 shares of Class A stock of MainStreet once payment of $20,000 and expenses due have been made, which is anticipated to be paid prior to closing.

       3. There was a pending action against Dr. Schock involving violation of non-compete provisions, but it has been recently resolved.

       4. On or about August 31, 1997, MainStreet terminated the practice of Dr. Corker (Valdosta). The accounts receivable were transferred to Dr. Thomas and the fixed assets remained with MainStreet.

       5. The Macon Creek/Columbia Coliseum practice was terminated on or about May 31, 1997.

       6. MainStreet terminated the employment of Dr. Allen Miller, Dr. Gary Klein, Dr. Lanier Allen, Dr. Dennis Thomas. Kathleen Thomas resigned December, 1997.

       7. Since March 31, 1997, MainStreet Healthcare Corporation purchased for $54,000 the practice of Harshad Mehta, M.D. of Covington, Georgia. The assets included furniture, fixtures, patient records, accounts receivable and goodwill. The corporation is paying him $3,000 per month for a period of 18 months. The closing date was on or about September 1, 1997.

       8. MainStreet has reached an agreement to terminate a contract to enter into a lease for a medical practice building under construction in Valdosta, Georgia in exchange for agreement to make a $70,000 payment to Rodlock Investments, L.L.C.